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State Auto Financial announces personal, commercial lines leadership changes

COLUMBUS, OHIO - September 5, 2017 - State Auto Financial Corporation (NASDAQ:STFC) today announced that Kim B. Garland has been named senior vice president, commercial lines, and Jason E. Berkey has been named senior vice president, personal lines.
Garland joined the company as senior vice president, standard lines, in 2015, with responsibility for all personal lines business. In his new role leading commercial lines, Garland will remain responsible for farm and ranch, and will continue serving as managing director of State Auto Labs. Prior to joining State Auto, Garland was chief product officer of AIG’s consumer division. He previously helped lead the restructuring of United Guaranty, AIG’s mortgage insurance company, as its COO and later CEO. He also managed the personal auto business at Safeco and started their innovation company, Open Seas Solutions. Garland is a Fellow of the Casualty Actuarial Society (FCAS) and holds an undergraduate degree from Florida State University and a graduate degree from the University of Virginia.
Garland replaces Jessica E. Clark, who departed the company in May 2017.
Berkey most recently served as State Auto’s vice president of homeowners product management, a role he held since joining the company in 2015. He previously served as chief pricing actuary for AIG’s Global Consumer Business, and as chief actuary and chief risk officer at United Guaranty. He was also a manager of commercial lines pricing at Liberty Mutual. Jason is a graduate of Bridgewater College, a Fellow of the Casualty Actuarial Society (FCAS) and a member of the American Academy of Actuaries (MAAA).
“We considered multiple internal and external candidates for the commercial lines leadership role,” said STFC President and CEO Mike LaRocco. “Through that process, we were reminded of the exceptional knowledge and experience we already have on the State Auto team. I’m confident that Kim and Jason will deliver profitable growth in both personal and commercial lines.”
About State Auto Financial Corporation
State Auto Financial Corporation, headquartered in Columbus, Ohio, is a super regional property and casualty insurance holding company and is proud to be a Trusted Choice® company partner. STFC stock is traded on the NASDAQ Global Select Market, which represents the top fourth of all NASDAQ listed companies.
The insurance subsidiaries of State Auto Financial Corporation are part of the State Auto Group. The State Auto Group markets its insurance products throughout the United States, through independent insurance agencies, which include retail agencies and wholesale brokers. The State Auto Group is rated A- (Excellent) by the A.M. Best Company and includes State Automobile Mutual, State Auto Property & Casualty, State Auto Ohio, State Auto Wisconsin, Milbank, Meridian Security, Patrons Mutual, Rockhill Insurance, Plaza Insurance, American Compensation and Bloomington Compensation. Additional information on State Auto Financial Corporation and the State Auto Insurance Companies can be found online at http://www.StateAuto.com/STFC.

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CONTACTS
Investor contact: Tara Shull, Tara.Shull@StateAuto.com, 614.917.4478
Media contact: Kyle Anderson, Kyle.Anderson@StateAuto.com, 614.917.5497